SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

(Del Monte logo)

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Announces Second Quarter Results

Company Reports Solid Sales and Earnings Performance

CORAL GABLES, Fla. – July 27, 2004 – Fresh Del Monte Produce Inc. (NYSE: FDP), one of the world’s largest producers and marketers of fresh fruit and vegetables, today announced financial results for the second quarter and six months ended June 25, 2004.

Net sales for the second quarter of 2004 were $763.6 million, compared with $700.6 million in the same period last year. This nine percent net sales growth was driven by higher banana volume and pricing, stronger fresh-cut sales, increased tomato and potato repack revenues and favorable foreign exchange.

The Company reported solid earnings per diluted share (EPS) of $1.03 per diluted share in the second quarter of 2004, compared with $1.42 per diluted share in the second quarter of 2003, which included a one-time gain of $0.10 per share. Net income for the 2004 second quarter was $59.4 million, compared with $81.2 million in the second quarter of 2003. Net income for the first six months ended June 25, 2004 decreased to $106.4 million, compared with $169.3 million a year ago. Net income for both the quarter and the six-month period was lower due to a decrease in gross margins, partially offset by lower interest payments on debt and reduced SG&A expenses.

Gross profit for the second quarter of 2004 declined 19 percent to $89.1 million, compared with gross profit of $109.3 million in the second quarter of 2003. The gross profit decrease was a result of higher costs, including fuel and containerboard combined with a decrease in gross profit in other fresh produce.

“We are very pleased with our performance in the second quarter despite unfavorable climate conditions in Colombia and Costa Rica and higher raw material costs,” said Mohammad Abu-Ghazaleh, Chairman and Chief Executive Officer. “We are particularly encouraged by the results of our fresh-cut operations, which continue to grow substantially.”

Fresh Del Monte will host a conference call and simultaneous webcast at 11:00 A.M. (EST) today to discuss the second quarter results and to discuss the Company’s progress and outlook. The webcast can be accessed on the Company’s Investor Relations’ home page at www.freshdelmonte.com. The call will be available for re-broadcast on the Company’s website.

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Fresh Del Monte Produce Inc.
Page 2-3

Fresh Del Monte Produce Inc. is a leading, vertically integrated producer, marketer and distributor of high quality fresh fruit and vegetables. The Company’s products include bananas, pineapples, melons, tomatoes, potatoes, onions, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, cherries and kiwi), avocados, plantains, Vidalia® sweet onions, and greens. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 26, 2003.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Dana Weinstein Vice President – Finance and Corporate Development 305-520-8278

Table to Follow
# # #

Fresh Del Monte Produce Inc. and Subsidiaries
Condensed Statements of Income
(U.S. dollars in millions, except share and per share data)

	Quarter ended		Six months ended
	June 25,	June 27,	June 25,	June 27,
	2004	2003	2004	2003
	Unaudited
Net sales	$763.6	$700.6	$1,477.4	$1,344.4
Cost of products sold	674.5	591.3	1,311.1	1,128.1

Gross profit	89.1	109.3	166.3	216.3

Selling, general and administrative expenses	26.4	29.1	54.3	54.3

Operating income	62.7	80.2	112.0	162.0

Interest expense, net	1.0	1.7	2.1	4.3
Other income	—	7.7	1.7	22.3

Earnings before income taxes	61.7	86.2	111.6	180.0

Income taxes	2.3	5.0	5.2	10.7

Net income	$59.4	$81.2	$106.4	$169.3

Net income per share — Basic	$1.03	$1.44	$1.85	$3.01

Net income per share — Diluted	$1.03	$1.42	$1.84	$2.97

Weighted average number of ordinary shares outstanding:
Basic	57,426,128	56,273,067	57,364,985	56,244,512
Diluted	57,775,389	57,128,542	57,728,463	57,061,963

	Quarter ended		Six months ended
	June 25,	June 27,	June 25,	June 27,
	2004	2003	2004	2003
Selected Income Statement Data (Unaudited):
Depreciation and amortization	$16.5	$16.5	$32.8	$31.4
Hurricane Mitch insurance proceeds[1]	—	—	—	11.5
Gain on sale of Corrugadora[2]	—	$5.5	—	$5.5

	June 25, 2004	December 26, 2003
	Unaudited
Selected Balance Sheet Data:
Cash and cash equivalents	$113.8	$51.0
Working capital	232.6	143.1
Total assets	1,582.8	1,491.2
Short-term debt	12.5	14.0
Long-term debt	26.0	29.5
Shareholders’ equity	$1,049.4	$942.2

[1]	Other income for the six months ended June 27, 2003 includes business interruption insurance recoveries related to Hurricane Mitch, which damaged Fresh Del Monte#s Guatemalan banana operations in 1998, of $11.5 million, or $0.20 per basic and diluted share.

[2]	Other income for the three and six months ended June 27, 2003 includes a gain on the sale of Fresh Del Monte#s unconsolidated subsidiary, Corrugadora, of $5.5 million, or $0.10 per basic and diluted share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: July 29, 2004	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer